Mail Stop 4561

September 15, 2008

David P. Anastasi
Chief Executive Officer
Captaris, Inc.
301 116th Avenue SE, Suite 400
Bellevue, WA 98004

> **Re: Captaris, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed on March 17, 2008**
> **File No. 000-25186**

Dear Mr. Anastasi:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief